SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

CommonWealth REIT
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

203233101
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,191,055

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,191,055

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,191,055

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
705,608

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
705,608

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
705,608

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,391,918

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,391,918

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,391,918

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,391,918

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,391,918

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,391,918

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
256,336

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
256,336

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
256,336

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
256,336

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
256,336

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
256,336

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,726,989

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,726,989

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,726,989

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,726,989

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,726,989

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,726,989

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,544,917

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,544,917

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,544,917

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,726,989

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,726,989

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,726,989

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14.	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the shares of Common Stock (as defined below) held by the Reporting Person identified below as of February 28, 2013.  The Reporting Persons previously reported their beneficial ownership of the Common Stock of the Issuer (as defined below) on a Schedule 13G.

ITEM 1.Security and Issuer.

This statement relates to the Common Shares of beneficial interest, $0.01 par value per share (the “Common Stock”) of CommonWealth REIT (the "Issuer").  The Issuer's principal executive office is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

•	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

•	Christian Leone, a United States citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”) and to accounts it separately manages (the “Separately Managed Accounts”).  The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.  Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Funds and the Separately Managed Accounts.  LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Luxor Capital Group is providing investment management services.

The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

The Directors and Executive Officers of the Offshore Feeder Fund and the Spectrum Offshore Feeder Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

A total of approximately $106,034,124 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Separately Managed Accounts and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time, to discuss and/or meet with management and other shareholders or other third parties and/or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

On February 25, 2013, the Issuer announced that it commenced a public offering of 27,000,000 shares of Common Stock, which was subsequently raised to 30,000,000 shares (the “Offering”).  The Issuer also stated that it contemplated that the underwriters involved in the Offering would also be granted a 30-day option to purchase up to an additional 4,500,000 shares of Common Stock.  Additionally, the Issuer announced that it commenced a tender offer to purchase for cash up to $450.0 million of its outstanding debt securities, which was subsequently raised to $650 million of outstanding debt securities.

On February 26, 2013, Luxor Capital Group issued a press release (the “February 26 Press Release”), which included an open letter to the independent members of the Board of Trustees of the Issuer stating, among other things, that Luxor Capital Group demanded that the Issuer cancel the Offering and debt repurchase, and that such independent trustees of the Issuer exercise their fiduciary duty to all shareholders and form an Independent Special Committee with an Independent Financial Advisor and Independent Counsel in order to explore the full range of strategic alternatives.

A copy of the February 26 Press Release is attached hereto as Exhibit D and is incorporated herein by reference.

Following the announcement by the Issuer that the Offering is expected to close on March 5, 2013, Luxor Capital Group issued a press release, which included an open letter to the Board of Trustees of the Issuer on March 1, 2013 (the “March 1 Press Release”).  A copy of the March 1 Press Release is attached hereto as Exhibit E and is incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

(i)The Onshore Fund individually beneficially owns 2,191,055 shares of Common Stock representing 2.6% of all of the outstanding shares of Common Stock.

(ii) The Wavefront Fund individually beneficially owns 705,608 shares of Common Stock representing 0.8% of all of the outstanding shares of Common Stock.

(iii) The Offshore Master Fund individually beneficially owns 3,391,918 shares of Common Stock representing 4.0% of all of the outstanding shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(iv) The Spectrum Offshore Master Fund individually beneficially owns 256,336 shares of Common Stock representing 0.3% of all of the outstanding shares of Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(v) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 6,544,917 shares of Common Stock beneficially owned by them, and an additional 182,072 shares of Common Stock held in the Separately Managed Accounts, representing 8.0% of all of the outstanding shares of Common Stock.

(vi) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 6,726,989 shares of Common Stock beneficially owned by Luxor Capital Group, representing 8.0% of all of the outstanding shares of Common Stock.

(vii) LCG Holdings may be deemed to be the beneficial owner of the 6,544,917 shares of Common Stock owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 7.8% of all of the outstanding shares of Common Stock.

(viii) Mr. Leone may be deemed to be the beneficial owner of the 6,726,989 shares of Common Stock beneficially owned by LCG Holdings.

(ix) Collectively, the Reporting Persons beneficially own 6,726,989 shares of Common Stock representing 8.0% of all of the outstanding shares of Common Stock.

The above percentages are based on the 83,804,068 shares of Common Stock reported as outstanding as of February 21, 2013 as set forth in the Form 10K filed by the Issuer on February 25, 2013.

Note that upon the closing of the Offering, which the Issuer expects to close on March 5, 2013, each of the Reporting Persons will have the below beneficial ownership percentage based on 83,804,068 shares of  Common Stock outstanding as of February 21, 2013, and the issuance of 34,500,000 shares issued on March 5, 2013 pursuant to the Offer:

Onshore Fund:	1.9%
Wavefront Fund:	0.6%
Offshore Master Fund:	2.9%
Offshore Feeder Fund:	2.9%
Spectrum Offshore Master Fund:	0.2%
Spectrum Offshore Feeder Fund:	0.2%
Luxor Capital Group:	5.7%
Luxor Management:	5.7%
LCG Holdings:	5.5%
Christian Leone:	5.7%

The Reporting Persons collectively:	5.7%

(b)
The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,191,055 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 705,608 shares of Common Stock individually beneficially owned by the Wavefront Fund.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,391,918 shares of Common Stock individually beneficially owned by the Offshore Master Fund.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 256,336 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 182,072 shares of Common Stock held in the Separately Managed Accounts.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Feeder Fund and Spectrum Offshore Feeder Fund

Exhibit B - Joint Filing Agreement

Exhibit C – Power of Attorney

Exhibit D – Luxor Press Release dated February 26, 2013

Exhibit E – Luxor Press Release dated March 1, 2013

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 1, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
            Norris Nissim,
            General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
            Norris Nissim,
           General Counsel

/s/ Adam Miller
     Adam Miller, as Agent
     For Christian Leone

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD. AND LUXOR SPECTRUM OFFSHORE, LTD.

1.            Don M. Seymour
dms Management Ltd.
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

                Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.            Alasdair Foster
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Foster is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.       Christian Leone (See Item 2)

EXHIBIT B
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of CommonWealth REIT dated as of March 1, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 1, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
            Norris Nissim,
            General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
            Norris Nissim,
           General Counsel

/s/ Adam Miller
     Adam Miller, as Agent
     For Christian Leone

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK)
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
    Notary Public

[Notary Stamp and Seal]

EXHIBIT D

Luxor Capital Group Announces Its Disapproval of CommonWealth REIT’s Recently Announced 27
Million Share Issuance

Expresses Support for Corvex Management, LP and Related Fund Management

NEW YORK (February 26, 2013) – Luxor Capital Group, LP, a New York based investment manager (“Luxor”), beneficially owns and controls in excess of 6.7 million common shares of CommonWealth REIT (NYSE: CWH), or approximately 8.0% of the common shares outstanding.  Luxor is releasing the following open letter to the Independent Trustees of CWH:

To the Independent Members of the Board of Trustees:

We write to express our strong support for the 13D filing made on February 26, 2013 by Corvex Management, LP (“Corvex”) and Related Fund Management (“Related”).  We concur with the authors that there exists a substantial discount between the fair market, net asset value of CommonWealth REIT (“CWH” or the “Company”) and the current trading price of the Company’s listed stock.  This valuation gap exists, in our opinion, due to conflicted management and persistently poor asset allocation decisions by the Board of Trustees, none greater than the recently-proposed 27 million common share offering (the “Offering”).  We believe the destruction of shareholder wealth over a period of years is a direct result of an asset aggregating strategy that is the product of competing incentives between shareholders and the external manager, REIT Management and Research LLC (“RMR”).  We join Corvex and Related in demanding you cancel the ill-advised Offering and debt repurchase, and we demand you exercise your fiduciary duty to all shareholders and form an Independent Special Committee with an Independent Financial Advisor and Independent Counsel in order to explore the full range of strategic alternatives.

Luxor Capital Group and its affiliates collectively control in excess of 6.7 million shares of CWH, representing greater than 8% of the current common shares outstanding.  We would have liked to address our concerns regarding the RMR and CWH conflicts directly with you in a private, less hostile forum, but our request to meet with the Independent Trustees was denied on December 28, 2012 by the Company.  We would have preferred to discuss our concerns regarding the Offering with management, but we were denied access to meetings by the underwriters of the proposed Offering at the behest of the Company.  We are one of your three largest shareholders, yet management saw to it that we were excluded from a group lunch for the Offering.  It seems to us that any shareholder with the opinion that a series of strategic decisions have benefitted RMR to the detriment of CWH is deliberately and actively ignored.

You have now publicly heard that at least 18% of your shareholders do not support the Offering, and we believe that the number opposing it is actually much higher.  There is publicly-disclosed interest from credible counterparties to acquire the Company.  We implore you to heed the advice of the owners of CWH and cancel this unnecessary and highly dilutive Offering and immediately form an Independent Committee.   In the event you fail to cancel the Offering and pursue an independent strategic review, we reserve our right to hire our own Independent Advisor, share the results of that review with all shareholders and, if you will not heed the voice of the largest owners of the Company, pursue legal actions against you and the Non-Independent Trustees.

Media Contact:

Norris Nissim

212-763-8041

General Counsel of Luxor Capital Partners, LP

EXHIBIT E

Luxor Capital Group Announces Its Disapproval of CommonWealth REIT Decision to Move Forward
with its Offering

Demands an Independent Committee be Formed to Pursue Strategic Alternatives; Considers Litigation

NEW YORK (March 1, 2013) – Luxor Capital Group, LP, a New York based investment manager (“Luxor”), beneficially owns and controls in excess of 6.7 million common shares of CommonWealth REIT (NYSE: CWH), or approximately 8.0% of the common shares outstanding.  Luxor is releasing the following open letter to the Trustees of CWH:

To the Board of Trustees:

On February 27, 2013, CommonWealth REIT (“CWH” or the “Company”) announced that it had priced 30,000,000 shares of Common Stock in a public offering (the “Offering”) at $19.00 per share.  On February 28, 2013, the Issuer announced the underwriters had exercised the overallotment option on 4,500,000 shares, and on March 1, 2013, the Issuer announced that it had increased its maximum tender offer amount with respect to outstanding debt to $650,000,000.  In response to these decisions by you, we are actively exploring litigation to recoup the value destroyed by the Offering and are willing to use any and all appropriate legal means to prevent further destruction of shareholder value.

We find it unconscionable that the Board of Trustees would vote to issue shares significantly below-market in light of the offer on the table from a credible buyer at a significant premium.  We agree with CNBC’s assessment of the transaction, which they described as “a real-life poison pill” and their mocking assessment of your decision to pursue the Offering in light of the bid- “amazing- amazing that they did this”.1

We demand the following steps be immediately taken by the Board of Trustees:

1.	Form an Independent Committee with Independent Counsel and an Independent Financial Advisor to immediately pursue strategic alternatives;

2.	Cease all asset acquisition and disposition activity until the conclusion of the independent strategic review;

3.	Cease all equity offerings in CWH or indirectly through its majority owned subsidiary, Select Income REIT;

4.	Do not seek to amend, in any way more favorable to REIT Management and Research LLC (“RMR”), the existing management agreement between CWH and RMR; and

1 CNBC, The Faber Report, February 28, 2013.

5.
Authorize, if you have not already done so, the Independent Trustees to retain their own independent counsel.  Given the internal conflicts of interest we currently perceive at the Board level, we believe that CWH counsel cannot adequately represent the Independent Trustees and therefore that the Independent Trustees cannot adequately represent shareholders.

Luxor Capital Group, LP

Media Contact:

Norris Nissim

212-763-8041

General Counsel of Luxor Capital Group, LP

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

None of the Reporting Persons effected any transactions in securities of the Issuer during the past sixty (60) days:

Fund	Date	Amount of Shs. Bought or (Sold)	Price ($) per Share
Separately Managed Accounts	12/31/2012	(800)	15.8000
Luxor Spectrum Offshore Master Fund LP	1/2/2013	(3,112)	16.0773
Separately Managed Accounts	1/2/2013	(6,379)	16.0773
Luxor Spectrum Offshore Master Fund LP	1/2/2013	(2,165)	16.0600
Separately Managed Accounts	1/2/2013	(4,435)	16.0600
Luxor Spectrum Offshore Master Fund LP	1/2/2013	(1,108)	16.0376
Separately Managed Accounts	1/2/2013	(2,269)	16.0376
Luxor Spectrum Offshore Master Fund LP	1/2/2013	(8,640)	16.0490
Separately Managed Accounts	1/2/2013	(17,704)	16.0490
Separately Managed Accounts	1/3/2013	(27,998)	16.0368
Luxor Capital Partners Offshore Master Fund LP	1/3/2013	(2,329)	16.0368
Luxor Spectrum Offshore Master Fund LP	1/3/2013	(44,061)	16.0368
Luxor Capital Partners LP	2/12/2013	360,788	17.0977
Separately Managed Accounts	2/12/2013	31,393	17.0977
Luxor Capital Partners Offshore Master Fund LP	2/12/2013	539,139	17.0977
Luxor Spectrum Offshore Master Fund LP	2/12/2013	38,516	17.0977
Luxor Wavefront LP	2/12/2013	115,971	17.0977
Separately Managed Accounts	2/21/2013	(101,944)	17.6332
Luxor Capital Partners LP	2/25/2013	(734)	16.9605
Separately Managed Accounts	2/25/2013	(63)	16.9605
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(1,109)	16.9605
Luxor Wavefront LP	2/25/2013	(200)	16.9605
Luxor Capital Partners LP	2/25/2013	(16)	16.9605
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(33)	16.9605
Luxor Spectrum Offshore Master Fund LP	2/25/2013	(89)	16.9605

Luxor Wavefront LP	2/25/2013	(34)	16.9605
Luxor Capital Partners LP	2/25/2013	(5,578)	17.0050
Separately Managed Accounts	2/25/2013	(468)	17.0050
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(8,428)	17.0050
Luxor Wavefront LP	2/25/2013	(1,521)	17.0050
Luxor Capital Partners LP	2/25/2013	(114)	17.0050
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(252)	17.0050
Luxor Spectrum Offshore Master Fund LP	2/25/2013	(680)	17.0050
Luxor Wavefront LP	2/25/2013	(259)	17.0050
Luxor Capital Partners LP	2/25/2013	(5,642)	16.2579
Separately Managed Accounts	2/25/2013	(472)	16.2579
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(8,526)	16.2579
Luxor Wavefront LP	2/25/2013	(1,540)	16.2579
Luxor Capital Partners LP	2/25/2013	(116)	16.2579
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(254)	16.2579
Luxor Spectrum Offshore Master Fund LP	2/25/2013	(689)	16.2579
Luxor Wavefront LP	2/25/2013	(261)	16.2579
Luxor Capital Partners LP	2/25/2013	(475,602)	16.8143
Separately Managed Accounts	2/25/2013	(39,879)	16.8143
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(718,624)	16.8143
Luxor Wavefront LP	2/25/2013	(129,702)	16.8143
Luxor Capital Partners LP	2/25/2013	(9,780)	16.8143
Luxor Capital Partners Offshore Master Fund LP	2/25/2013	(21,421)	16.8143
Luxor Spectrum Offshore Master Fund LP	2/25/2013	(57,973)	16.8143
Luxor Wavefront LP	2/25/2013	(22,019)	16.8143
Luxor Capital Partners LP	2/26/2013	6,475	19.4537
Separately Managed Accounts	2/26/2013	539	19.4537
Luxor Capital Partners Offshore Master Fund LP	2/26/2013	9,982	19.4537
Luxor Spectrum Offshore Master Fund LP	2/26/2013	775	19.4537
Luxor Wavefront LP	2/26/2013	2,085	19.4537
Separately Managed Accounts	2/26/2013	7,813	20.5048
Luxor Capital Partners Offshore Master Fund LP	2/26/2013	144,457	20.5048

Luxor Spectrum Offshore Master Fund LP	2/26/2013	11,228	20.5048
Luxor Wavefront LP	2/26/2013	30,172	20.5048
Luxor Capital Partners LP	2/26/2013	93,664	20.5048
Luxor Capital Partners Offshore Master Fund LP	2/26/2013	327,945	20.7575
Luxor Spectrum Offshore Master Fund LP	2/26/2013	25,487	20.7575
Luxor Wavefront LP	2/26/2013	68,497	20.7575
Luxor Capital Partners LP	2/26/2013	212,634	20.7575
Separately Managed Accounts	2/26/2013	17,737	20.7575
Luxor Capital Partners LP	2/26/2013	30,522	20.9265
Separately Managed Accounts	2/26/2013	2,547	20.9265
Luxor Capital Partners Offshore Master Fund LP	2/26/2013	47,075	20.9265
Luxor Spectrum Offshore Master Fund LP	2/26/2013	3,658	20.9265
Luxor Wavefront LP	2/26/2013	9,832	20.9265
Luxor Capital Partners LP	2/26/2013	4,241	20.8934
Separately Managed Accounts	2/26/2013	354	20.8934
Luxor Capital Partners Offshore Master Fund LP	2/26/2013	6,541	20.8934
Luxor Spectrum Offshore Master Fund LP	2/26/2013	508	20.8934
Luxor Wavefront LP	2/26/2013	1,368	20.8934

The above transactions were effected in the open market.